SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15 (d)
OF THE SECURITIES ACT OF 1934


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH, D.C.
161
SECTION

(Mark One)

/x/ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ___ .

Commission file no. 001-15451

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First International Bancorp, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Trustees and Participants
First International Bancorp, Inc. 401(k) Plan
Hartford, Connecticut

We have audited the accompanying statements of net assets available for benefits (in liquidation) of First International Bancorp, Inc. 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits (in liquidation) for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in notes 1 and 6 to the financial statements, First International Bancorp, Inc. the Plan's sponsor, decided in August 2001 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to determine the amounts at which investments and the accumulated benefit information are stated, from the ongoing plan basis used in presenting the 2000 financial statements to the liquidation basis used in presenting the 2001 and 2002 financial statements.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits (in liquidation) of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits (in liquidation) for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP
Hartford, Connecticut
June 20, 2003

FIRST INTERNATIONAL BANCORP, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits (In Liquidation)
December 31, 2002 and 2001

	2002	2001
Assets:		
Investments (see Note 3)		
Guaranteed income	$700,709	$634,242
Mutual funds	3,066,697	4,255,287
Cash	3,519	-
UPS Common Stock	217,380	200,995
Participant loans	80,348	154,473
	4,068,653	5,244,997
Liabilities:		
Accrued distributions for payments to participants or transfers to other plans	4,068,653	5,244,997
Net assets available for benefits	$ -	$ -

See accompanying notes to the financial statements (in liquidation).

FIRST INTERNATIONAL BANCORP, INC. 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits (In Liquidation)
Year Ended December 31, 2002

	2002
Additions to net assets attributed to:	
Investment income:	
Interest	26,436
Dividends	2,728
Loan interest	9,638
Total additions	38,802
Deductions from net assets attributed to:	
Net depreciation in fair value of investments (see note 3)	780,893
Benefits paid to participants	422,218
Administrative expenses	12,035
Total deductions	1,215,146
Adjustments to accrued distributions for payments to participants or transfers to other plans	1,176,344
Net changes	-
Net assets available for benefits:	
Beginning of year	-
End of year	$ -

See accompanying notes to the financial statements (in liquidation).

1. DESCRIPTION OF PLAN

The following description of the First International Bancorp, Inc. ("Company") 401(k) Plan ("Plan") is provided for general informational purposes only. Participants should refer to the Plan Document for a more complete description of the Plan provisions.

General - The Plan is a profit sharing and 401(k) plan designed as a defined contribution plan and covered all active employees of the Company who completed a minimum of one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Status - On August 7, 2001, the Plan was formally terminated. On August 8, 2001, the Company was merged (the "Merger") into a wholly-owned subsidiary of United Parcel Service, Inc. ("UPS").

Since the August 7, 2001 termination, no contributions are being made to the Plan and no new loans are being granted. Distributions to terminated employees and in-service withdrawals and distributions are processed in accordance with the terms of the Plan. Participants continue to have the ability to direct their investments in the Plan.

When the Plan is liquidated, participants may elect to rollover investments into a qualified UPS retirement plan, another qualified retirement plan or receive a taxable distribution.

Contributions - Prior to the Plan termination, participants were able to contribute from 1% to 15% of pretax annual compensation, as defined in the Plan. Participants could also contribute amounts representing distributions directly from other qualified defined benefit accounts or through an individual retirement account ("IRA"). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fourteen mutual funds and an income fund as investment options for participants as well as the option to invest in UPS Common Stock. Prior to August 7, 2001, the Company contributed a discretionary percent of the first 6 percent of base compensation that a participant contributed to the Plan. Company matching contributions historically were invested in the same ratio as the employee's contribution. The Plan provided that additional profit sharing amounts could be contributed at the option of the Company's board of directors, subject to certain limitations. There were no Company contributions for the year ended December 31, 2002.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of: (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is equal to the benefit that can be provided from the participant's vested account.

Vesting - Participants' are vested immediately in their contributions plus actual earnings thereon. Vesting in non-elective contributions and Company matching contributions is based on years of continuous service. Prior to August 7, 2001, a participant was 100% vested in these contributions upon completion of 5 years of service. As a result of the Merger and Plan termination, all Participants were 100% vested in employer contributions.

Participant Loans - Until the August 7, 2001 termination, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of the aggregate of their account balances, whichever is less. Loans are collateralized by the balance in the participant's account and bear interest at rates that range from 6 percent to 10 percent, which were commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions.

Forfeitures - Prior to August 7, 2001, forfeitures of the non-vested employer contributions were used as a credit against employer contributions in the period the employee terminated employment with the Company. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $10,366 and $46,392, respectively. During the year ended December 31, 2002, administration expenses were reduced by $10,366 from forfeited nonvested accounts.

Payment of Benefits - Upon termination of the Plan, participants were only permitted to receive a lump sum distribution and or rollover amounts distributed form the Plan whether or not the participants terminated employment. On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments over a ten-year period, or UPS stock, to the extent the participant is invested therein. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants who terminate employment and whose account balances never exceeded $3,500 receive an immediate lump-sum cash distribution.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The accounts of the Plan are maintained by the Trustee on a cash basis during the year. The financial statements included herein have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value except for its guaranteed income account, which is valued at contract value (Note 4). The shares of the UPS common stock are valued at market as determined by the quoted market price of UPS's common stock as of the last business day of the calendar year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of net assets available for plan benefits.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses—Administrative expenses of the Plan, are paid by First International Bancorp as provided in the Plan Document.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, are as follows:

	2002		2001	
	Shares	Amount	Shares	Amount
Guaranteed Income	23,331	$ 700,709	22,009	$ 634,242
Cigna Lifetime 50	24,167	263,977	26,731	316,686
S&P 500 Index	68,571	571,658	73,978	800,420
Large Cap Growth/Putnam	66,665	478,695	77,366	747,594
Fid Adv Growth Opportunities	10,963	449,672	11,829	629,591
Small Cap Growth/Times Square	30,809	384,107	33,883	524,502
Int'l Blend/Bank of Ireland	21,159	166,954	29,570	289,127
UPS Class B Common Stock	3,446	217,380	3,688	200,995

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Times Square High Yield	$ (8,651)
Cigna Lifetime 60	(737)
Cigna Lifetime 50	(23,139)
Cigna Lifetime 40	(25,549)
Cigna Lifetime 30	(20,213)
Cigna Lifetime 20	(12,652)
INVESCO Equity Income Account	(25,169)
S&P 500 Index	(181,445)
Large Cap Growth/Putnam	(178,624)
Fid Adv Growth Opportunities	(137,999)
Small Cap Growth/Times Square	(102,816)
Lazard Small Cap Portfolio	(31,964)
Int'l Blend/Bank of Ireland	(48,654)
Templeton Foreign Account	(13,840)
UPS Class B Common Stock	30,559
Net depreciation	$ (780,893)

4. INVESTMENT CONTRACTS WITH INSURANCE COMPANY

In July 1999, the Plan entered into a benefit-responsive investment contract with Connecticut General Life Insurance Company ("CIGNA"). CIGNA maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value, as reported to the Plan by CIGNA. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for the credit risk of the contract issuer or otherwise. The crediting interest rates were 4.05 percent and 4.95 percent at December 31, 2002 and 2001, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than four percent. Such interest rates are reviewed on a quarterly bases for resetting. The average yield for the year ended December 31, 2002 was 9.14 percent.

5. RELATED-PARTY TRANSACTIONS

In addition to the investment described at Note 4, certain Plan investments are shares of mutual funds managed by CIGNA who is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Shares held of UPS common stock also qualify as party-in-interest transactions as UPS is the parent company of First International Bancorp. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

6. PLAN TERMINATION

The Plan provides that the Company may discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. On August 7, 2001, the Company filed a plan termination letter with the Internal Revenue Service. At that time, participants became 100 percent vested in their employer contributions. As discussed in Note 1, when the Plan is finally liquidated, participants may elect to rollover investments into a qualified UPS retirement plan, another qualified retirement plan or receive a taxable distribution. Such final distributions will include actual investment net earnings of the Plan through the date of final distribution.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 7, 2002, that the Plan's termination does not adversely affect the Plan's qualification under the Internal Revenue Code ("IRC"). The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. SUBSEQUENT EVENTS

On August 7, 2001, the company was merged into a wholly-owned subsidiary of United Parcel Service, Inc. As a result of the merger, the Company 401-k Plan was formally terminated. In January 2003, the Plan began liquidation and the participants could elect to rollover the investments into a qualified UPS retirement plan, another retirement plan or receive a taxable distribution.

9. **RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500**

The following is a reconciliation of net assets available for benefits on the financial statements at December 31, 2002 and 2001 to Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$ -	$ -
Accrued distributions for payments to participants or transfer to other plans	4,068,653	5,244,997
	$4,068,653	$5,244,997

First International Bancorp, Inc. 401(k) Plan
Form 5500
Schedule H, Part IV line 4i - Schedule of Assets (Held At End of Year)
December 31, 2002

EIN #06-1151731
Plan # 2

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value
*	Connecticut General Life Insurance Co.	Guaranteed Income	$700,709
*	Connecticut General Life Insurance Co.	Times Square High Yield	77,785
*	Connecticut General Life Insurance Co.	Cigna Lifetime 60	32,962
*	Connecticut General Life Insurance Co.	Cigna Lifetime 50	263,977
*	Connecticut General Life Insurance Co.	Cigna Lifetime 40	152,578
*	Connecticut General Life Insurance Co.	Cigna Lifetime 30	131,767
*	Connecticut General Life Insurance Co.	Cigna Lifetime 20	67,019
*	Connecticut General Life Insurance Co.	INVESCO Equity Income Account	106,228
*	Connecticut General Life Insurance Co.	S&P 500 Index	571,658
*	Connecticut General Life Insurance Co.	Large Cap Growth/Putnam	478,695
*	Connecticut General Life Insurance Co.	Fid Adv Growth Opportunities	449,672
*	Connecticut General Life Insurance Co.	Small Cap Growth/Times Square	384,107
*	Connecticut General Life Insurance Co.	Lazard Small Cap Portfolio	95,364
*	Connecticut General Life Insurance Co.	Int'l Blend/Bank of Ireland	166,954
*	Connecticut General Life Insurance Co.	Templeton Foreign Account	87,930
*	National Financial Services	UPS Class B Common Stock	217,380
*	Connecticut General Life Insurance Co.	Cash Transaction Account (GST)	3,519
	----	Participant Loans Outstanding (1)	80,340
			$4,068,653

* Represents a party-in-interest

(1) Rate of interest on participant loans ranges from 6.00% to 10.00% with maturity dates ranging from 2003 - 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 20, 2003

FIRST INTERNATIONAL BANCORP, INC.
401(k) PLAN



Frank LaMonaca
President, UPS Capital

Index to Exhibits

Number	Description	Method of Filing
23.1	Consent of Independent Auditors'	Filed herewith

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement No. 333-45030 of First International Bancorp, Inc. on Form S-8 of our report dated June 20, 2002, appearing in this Annual Report on Form 11-K of First International Bancorp, Inc. 401(k) Plan for the year ended December 31, 2002.

Deloitte + Touche LLP

Hartford, CT
June 26, 2003